NEWS RELEASE OTCQB: CPPXF

Continental Posts Results For Third Quarter Fiscal 2020

Vancouver, BC, - 29 May 2020 - Continental Energy Corporation (OTCQB: CPPXF) (the "Company") today released a summary of its financial results for the quarter ended 31 March 2020 (the "Quarter"). The Quarter completes the third quarter and nine months period of the fiscal year ending 30 June 2020.

Overall, the Company incurred a net loss during the Quarter of $58,918 compared to a loss of $176,551 for the same quarter of the last fiscal year, a decrease of $117,633 due largely to a one-off, non-cash share-based payment expense on issue of incentive stock options during the same quarter the previous fiscal year. Share-based payments expense was $ nil during the Quarter as compared to $92,250 in the same quarter of the past fiscal year. The loss per share of $0.00 for the Quarter compared to a loss per share of $0.00 for the same quarter of the previous fiscal year.

Corporate administrative and office costs were $10,596 during the Quarter compared to $18,714 during the same quarter of the previous fiscal year. The Company incurred costs related to regulatory compliance, shareholder services, and similar regulatory related filing and other fees were $12,557 during the Quarter compared to $ nil during the same quarter of the previous fiscal year. The changes between the current Quarter and previous fiscal quarter are attributable largely to a separation from corporate administrative costs and reclassification to specific costs related to regulatory compliance.

The costs of management and employee salaries incurred by the Company during the Quarter were $29,920 compared to $47,188 incurred during the same quarter of the previous fiscal year due to a reduction in personnel. Fees and costs of accounting, audit, legal, and similar professional services incurred by the Company during the Quarter amounted to $3,315 compared to $6,077 during the same quarter of the previous fiscal year due to reduced use of professional services.

During the Quarter the Company issued two promissory notes to unrelated arms-length parties for an aggregate principal amount of $150,000 in respect of working capital loans to the Company. No fees related to the loans were paid. The notes bear non-compounding simple interest at a rate of six (6%) per year, become due and payable on 1 July 2021, may be repaid together with all accumulated interest thereon, at the election of the holders, in cash or in the form of the Company's common shares valued at the volume weighted average trading price during the twenty business days preceding the maturity date or as a participation at the same terms of any private placement closed by the Company prior to the maturity date.

The full and complete unaudited, management prepared, consolidated financial statements together with explanatory notes and management's discussion and analysis for the results of the Quarter have been filed with Canadian securities regulators on SEDAR and are available for download via Continental's profile at www.sedar.com or from the links on Continental's website.

On behalf of the company,

Richard L. McAdoo

Chairman and CEO

Media Contact:   Phil Garrison, Director, (+1-918-860-0183), info@continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release. We assume no obligation to update its content. Any statements made herein that are not historical or factual at the date hereof are forward looking statements. Many risk factors may cause our actual performance and results to be substantially different from our plans or expectations described in any forward looking statements. Readers are encouraged to refer to the expanded discussion of recognized risks and uncertainties, many of which could detrimentally impact any forward looking statements, that we continuously provide in our regulatory disclosures filed on, and publicly available for view or download from, www.sedar.com or from www.sec.gov/edgar.